Exhibit 12.1

HALLIBURTON COMPANY
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)
(Millions of dollars, except ratios)

	Year Ended December 31
	2014	2013	2012	2011	2010
Earnings available for fixed charges:
Income from continuing operations before income taxes	$4,712	$2,764	$3,822	$4,449	$2,655
Add:
Distributed earnings from equity in unconsolidated affiliates	16	19	4	13	13
Fixed charges	558	511	445	384	402
Subtotal	5,286	3,294	4,271	4,846	3,070
Less:
Equity in earnings of unconsolidated affiliates	15	9	14	20	20
Total earnings available for fixed charges	$5,271	$3,285	$4,257	$4,826	$3,050

Fixed charges:
Interest expense	$396	$339	$305	$268	$308
Rental expense representative of interest	158	172	140	116	94
Total fixed charges	$554	$511	$445	$384	$402

Ratio of earnings to fixed charges	9.5	6.4	9.6	12.6	7.6